EXHIBIT 99.1

News Release

For Immediate Release	Date: July 23, 2025
25-20-TR

Teck Reports Unaudited Second Quarter Results for 2025

Advancing copper growth while returning cash to shareholders

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited second quarter results for 2025.

"This quarter marked a significant milestone in the growth of Teck's copper production into the future, with regulatory approval and Board sanction for construction of the Highland Valley Copper Mine Life Extension project," said Jonathan Price, President and CEO. "We remain focused on delivering disciplined, value-accretive growth while continuing to return cash to shareholders through our ongoing share buyback."

Highlights

•	Adjusted EBITDA[1] of $722 million in Q2 2025 was slightly higher than the same period last year, primarily driven by improved profitability from our Trail Operations, partly offset by lower copper and zinc prices. Our profit from continuing operations before taxes was $125 million in Q2 2025.
•	Adjusted profit from continuing operations attributable to shareholders[1] was $187 million, or $0.38 per share, in Q2 2025. Our profit from continuing operations attributable to shareholders was $206 million.
•	From January 1 through July 23, 2025, we returned approximately $1.0 billion to shareholders through share buybacks, including $487 million in the second quarter as a result of elevated buying levels. Through July 23, 2025, we have completed $2.2 billion of our $3.25 billion authorized share buyback.
•	Our strong balance sheet provides resilience to market uncertainty, with liquidity as at July 23, 2025 of $8.9 billion, including $4.8 billion of cash.
•	Our copper business generated gross profit before depreciation and amortization[1] of $673 million in the second quarter, slightly lower than a year ago. Copper production of 109,100 tonnes in Q2 2025, including 52,700 tonnes from QB, remained similar to a year ago. Lower copper prices and higher operating costs were largely offset by increased by-product revenues and reduced smelter processing charges. Gross profit from our copper business was $328 million in the second quarter.
•	Our zinc business generated gross profit before depreciation and amortization[1] of $159 million in the second quarter, compared to $67 million a year ago, primarily due to improved profitability at our Trail Operations and higher lead and by-product production. Red Dog's sales volumes were 35,100 tonnes, above our previously disclosed guidance range. Gross profit from our zinc business was $143 million in the second quarter.
•	The Red Dog shipping season commenced on July 11, 2025 and we expect the seasonal increase of production inventory in working capital through the first half of the year to reverse in Q3.

•	Carmen de Andacollo successfully restarted its SAG mill at the end of June, and has returned to running at full rates after being down for a month for repairs.
•	On July 23, 2025, our Board sanctioned the construction of the Highland Valley Copper Mine Life Extension project (“HVC MLE”). This follows the issuance of an Environmental Assessment Certificate and other required permits from the B.C. Government for the project on June 17, 2025. HVC MLE will extend the life of Highland Valley Copper from 2028 to 2046 with average copper production of 132,000 tonnes per year over the life of mine.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Financial Summary Q2 2025

Financial Metrics (CAD$ in millions, except per share data)	Q2 2025	Q2 2024
Revenue	$2,023	$1,802
Gross profit	$471	$418
Gross profit before depreciation and amortization[1]	$832	$761
Profit from continuing operations before taxes	$125	$20
Adjusted EBITDA[1]	$722	$703
Profit from continuing operations attributable to shareholders	$206	$21
Adjusted profit from continuing operations attributable to shareholders[1]	$187	$65
Basic earnings per share from continuing operations	$0.42	$0.04
Diluted earnings per share from continuing operations	$0.41	$0.04
Adjusted basic earnings per share from continuing operations[1]	$0.38	$0.13
Adjusted diluted earnings per share from continuing operations[1]	$0.38	$0.12

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

QB Ramp-Up

•	QB ramp-up continued in the second quarter with copper production of 52,700 tonnes, which was 10,400 tonnes higher than the first quarter of 2025. As previously disclosed, mill online time was impacted by the ongoing development of the Tailings Management Facility (TMF). Overall mill online time in the second quarter improved compared to the first quarter of this year with less than half the amount of downtime required due to tailings constraints.

•	Grades have been consistent in the first half of 2025 and we expect grades of approximately 0.61% in the second half of 2025.

•	Molybdenum production at QB was 430 tonnes in the second quarter as ramp-up of the molybdenum plant continued. Improvements in the molybdenum plant performance were driven by the implementation of key process initiatives in the second quarter and continued production improvements are expected through the second half of 2025, targeting design throughput and recoveries by the end of the year.

•	We are advancing TMF development initiatives to improve sand drainage. We are implementing a range of measures including further work on the cyclones, adjustments to the concentrator to optimize grind size and facilitate improved sand drainage and additional mechanical movement of sand to allow for final installation of permanent infrastructure to achieve steady state operation.

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•	Throughput increased from the prior quarter and work is ongoing to improve recoveries by year end. However, the potential for additional downtime and production restrictions relating to the ongoing TMF development work and impacts to production from external factors has led to a revised production outlook. As a result, our previously disclosed 2025 annual copper production guidance for QB has been revised to 210,000 to 230,000 tonnes from 230,000 to 270,000 tonnes. Our 2025 annual molybdenum production has also been revised to 1,700 to 2,500 tonnes from 3,000 to 4,500 tonnes, in line with the reduction in expected copper production. Our previously disclosed 2026 annual production guidance for QB remains unchanged and we continue to target design rates by the end of 2025.

•	On June 2, 2025, Teck announced an outage of the shiploader at QB's port facility, which is now expected to extend into the first half of 2026. During the outage, production is not expected to be impacted as we have been shipping concentrate through our alternative port arrangements, and have maximized shipments to local customers. The use of alternative port arrangements adds incremental cost to our net cash unit costs[1], which has been reflected in our revised 2025 net cash unit cost[1] guidance, outlined below.

•	Our previously disclosed 2025 annual net cash unit costs[1] guidance for QB has been revised to US$2.25 – $2.45 per pound from US$1.80 - US$2.15 per pound as a result of lower copper and molybdenum production as well as increased cost due to using the alternative shipping arrangements.

Value-Driven Growth

•	On July 23, 2025, our Board sanctioned the construction of the Highland Valley Copper Mine Life Extension project (“HVC MLE”). This follows the issuance of an Environmental Assessment Certificate and other required permits from the B.C. Government for the project on June 17, 2025. HVC MLE will extend the life of the Highland Valley Copper mine from 2028 to 2046, with average copper production of 132,000 tonnes per year.

•	HVC MLE total project capital cost is estimated to be between $2.1 and $2.4 billion and is expected to be spent between 2025 and 2028. This estimate reflects the class of capital cost estimate, prevailing construction industry risks, and the potential impact of tariffs, with potential opportunities for cost optimization during construction. HVC MLE project capital spending in the second half of 2025 is reflected in our revised 2025 annual growth capital expenditure guidance.

•	In Q2, we made steady progress on our copper growth strategy, focusing on delivering long-term value through a balanced approach to investment and shareholder returns. Our priorities include advancing key near-term projects: HVC MLE; Zafranal, where we received the Advanced Works permit in April and began site work in May; and San Nicolás, which is progressing through the Feasibility study. We are also working to optimize the existing QB operation, with a focus on unlocking near-term growth opportunities within the current asset.

•	Our disciplined capital allocation framework and project sanction requirements enable prudent deployment of capital. All growth projects must meet stringent criteria, delivering attractive risk-adjusted returns and competing for capital in alignment with Teck’s capital allocation framework.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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Safety and Sustainability Leadership

•	We were saddened to report a fatality on April 22 at the Antamina Mine, our joint venture with BHP, Glencore and Mitsubishi. Teck fully participated in the Antamina led investigation and learnings will be shared across our company and industry.

•	Our High-Potential Incident (HPI) Frequency rate remains low at 0.09 for the six months ended June 30, 2025, and below the 2024 annual rate of 0.12.

•	Teck was named one of the Best 50 Corporate Citizens in Canada by Corporate Knights for the 19th consecutive year.

Guidance

•	Our previously disclosed guidance has been updated for changes to our 2025 annual copper and molybdenum production, copper net cash unit costs[1], and sustaining capital expenditures as a result of changes to our 2025 annual production and net cash unit cost[1] guidance for QB, noted above, and ongoing work on the TMF.

•	Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 28–32 of Teck’s second quarter results for 2025 at the link below.

•	Our 2025 annual copper production guidance has been revised to 470,000 to 525,000 tonnes from 490,000 to 565,000 tonnes and our 2025 annual molybdenum production guidance has been revised to 3,800 to 5,400 tonnes from 5,100 to 7,400 tonnes. Our 2025 annual copper net cash unit cost[1] guidance has been revised to US$1.90–$2.05 per pound from US$1.65–1.95 per pound.

•	Our 2025 annual copper sustaining capital expenditure guidance has increased to $940–$1,010 million from $600–$670 million.

•	As a result of the Board sanctioning of HVC MLE, we have updated our previously disclosed guidance for capital expenditures and production to reflect the impact of HVC MLE. We have reflected expected capital expenditures for the remainder of 2025 in annual growth capital expenditure and capital stripping guidance. Our 2025 annual copper growth capital expenditure guidance has been revised to $1,040–$1,170 million and copper capitalized stripping expenditures has been revised to $245–$285 million. As a result of the sanctioning of HVC MLE, our 2028 annual total and HVC copper and molybdenum production have increased by 20,000 tonnes and 1,100 tonnes, respectively.

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2025 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	470 – 525
Zinc (000’s tonnes)	525 – 575
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q3 2025
Red Dog zinc in concentrate sales (000’s tonnes)	200 – 250
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.90 – 2.05
Zinc net cash unit costs (US$/lb.)[1]	0.45 – 0.55

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Click here to view Teck’s full second quarter results for 2025.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2025 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on July 24, 2025. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

REFERENCE

Emma Chapman, Vice President, Investor Relations: +44 207.509.6576

Dale Steeves, Director, External Communications: +1 236.987.7405

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USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Adjusted basic earnings per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

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Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

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Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations attributable to shareholders	$206	$21	$576	$(104)
Add (deduct) on an after-tax basis:
QB variable consideration to IMSA and Codelco	–	32	(50)	42
Environmental costs	(8)	5	(2)	(6)
Share-based compensation	10	16	20	41
Commodity derivatives	(3)	(29)	(23)	(27)
Foreign exchange losses	25	8	25	30
Tax items	(54)	(18)	(82)	26
Other	11	30	26	57
Adjusted profit from continuing operations attributable to shareholders	$187	$65	$490	$59
Basic earnings (loss) per share from continuing operations	$0.42	$0.04	$1.15	$(0.20)
Diluted earnings (loss) per share from continuing operations	$0.41	$0.04	$1.15	$(0.20)
Adjusted basic earnings per share from continuing operations	$0.38	$0.13	$0.98	$0.11
Adjusted diluted earnings per share from continuing operations	$0.38	$0.12	$0.98	$0.11

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Reconciliation of Basic Earnings (Loss) per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2025	2024	2025	2024

Basic earnings (loss) per share from continuing operations	$0.42	$0.04	$1.15	$(0.20)
Add (deduct):
QB variable consideration to IMSA and Codelco	–	0.06	(0.10)	0.08
Environmental costs	(0.02)	0.01	–	(0.01)
Share-based compensation	0.02	0.03	0.04	0.08
Commodity derivatives	(0.01)	(0.06)	(0.05)	(0.06)
Foreign exchange losses	0.05	0.02	0.05	0.06
Tax items	(0.11)	(0.03)	(0.16)	0.05
Other	0.03	0.06	0.05	0.11
Adjusted basic earnings per share from continuing operations	$0.38	$0.13	$0.98	$0.11

Reconciliation of Diluted Earnings (Loss) per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2025	2024	2025	2024

Diluted earnings (loss) per share from continuing operations	$0.41	$0.04	$1.15	$(0.20)
Add (deduct):
QB variable consideration to IMSA and Codelco	–	0.06	(0.10)	0.08
Environmental costs	(0.02)	0.01	–	(0.01)
Share-based compensation	0.02	0.03	0.04	0.08
Commodity derivatives	(0.01)	(0.06)	(0.05)	(0.06)
Foreign exchange losses	0.05	0.02	0.05	0.06
Tax items	(0.11)	(0.03)	(0.16)	0.05
Other	0.04	0.05	0.05	0.11
Adjusted diluted earnings per share from continuing operations	$0.38	$0.12	$0.98	$0.11

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Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations before taxes	$125	$20	$575	$(215)
Finance expense net of finance income	165	229	294	425
Depreciation and amortization	378	360	790	705

EBITDA	668	609	1,659	915

Add (deduct):
QB variable consideration to IMSA and Codelco	–	49	(84)	69
Environmental costs	(7)	10	2	(12)
Share-based compensation	12	19	24	52
Commodity derivatives	(4)	(39)	(32)	(37)
Foreign exchange losses	26	15	25	33
Other	27	40	55	92
Adjusted EBITDA	$722	$703	$1,649	$1,112

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Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2025	2024	2025	2024

Gross profit	$471	$418	$1,007	$587
Depreciation and amortization	361	343	754	671
Gross profit before depreciation and amortization	$832	$761	$1,761	$1,258

Reported as:
Copper
Quebrada Blanca	$226	$218	$402	$284
Highland Valley Copper	185	170	375	282
Antamina	203	279	436	476
Carmen de Andacollo	58	25	162	21
Other	1	2	2	2
	673	694	1,377	1,065

Zinc
Trail Operations	42	(54)	122	(29)
Red Dog	117	107	256	215
Other	–	14	6	7
	159	67	384	193
Gross profit before depreciation and amortization	$832	$761	$1,761	$1,258

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our ability to execute our copper growth strategy in a value accretive manner; the timing and format of any cash returns to shareholders; our expectations regarding cost, timing and completion of HVC MLE; our expectations regarding cost, timing and completion of TMF development initiatives and installation of remaining permanent tailings infrastructure and water management at our QB operations; the occurrence and length of any potential maintenance downtime at QB; our expectations with respect to improved recoveries at QB and achieve design rates in the mine, concentrator and molybdenum plant; the continued ramp-up to consistent production and future optimization and debottlenecking of our QB operations; the timing of the restart of the shiploader at the QB port facility; our expectations with respect to mitigation of potential production or shipping disruptions or increased costs related to the QB shiploader outage; our expectations with respect to continued availability of alternative port arrangements for QB; our expectations with respect to the successful restart of the Carmen de Andacollo SAG mill and its ability to continue to operate as expected; our expectations with respect to Teck's updated operating strategy and production at Trail; our expectations with respect to the production and sales volume at Red Dog; our expectations with respect to the occurrence, timing and length of required maintenance shutdowns and equipment replacement; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; the uncertainty surrounding the status of various worldwide tariffs and their impact on the mining industry; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions, including the impact on trade flows, demand for our products and general economic conditions and our ability to manage our sale arrangements to minimize any impacts or maintain compliance with any exemptions provided; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB optimization, QB Asset Expansion and the HVC MLE, San Nicolás, and Zafranal projects, as applicable; expectations with respect to timing and outcome of the regulatory approvals process for our copper growth projects; expectations for copper growth capital expenditures to progress our medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange, and NuevaUnion; expectations regarding our effective tax rate; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; expectations for our general and administration and research and innovation costs and costs related to the enterprise resource planning system; profit and loss expectations; copper price market trends and expectations; our expectations relating to the ability to continue to buy back shares and declare dividends; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

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These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings, including expectations with respect to the claims for indemnification from NSC and Glencore in connection with the sale of the steelmaking coal business; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; the continued operation of QB in accordance with our expectations; our ability to advance TMF development initiatives as expected and the occurrence and length of any potential maintenance downtime; expectations with respect to the restart of the shiploader at QB; expectations with respect to availability of alternative port arrangements; expectations and assumptions with respect to HVC MLE capital cost estimate and expected project economics; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

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Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings, including indemnification claims; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; changes in laws and mining regulations; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Rodrigo Marinho, P.Geo., a contractor of Teck and a Qualified Person as defined under National Instrument 43-101.

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